Exhibit 3.2

CERTIFICATE OF INCREASE

OF

AUTHORIZED NUMBER OF SHARES

OF

SERIES B JUNIOR PARTICIPATING PREFERRED STOCK

OF

BIOCRYST PHARMACEUTICALS, INC.

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

BioCryst Pharmaceuticals, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

That a Certificate of the Designation of Series B Junior Participating Preferred Stock was filed in the office of the Secretary of State of the State of Delaware on June 17, 2002, which was amended by a Certificate of Amendment of Certificate of Designation filed in said office on December 20, 2005. A Certificate of Increase of Authorized Number of Shares of Series B Junior Participating Preferred Stock was filed in such office on November 3, 2008.

That the Board of Directors of the Corporation (the “Board”), at a meeting held on February 12, 2014, duly adopted a resolution authorizing and directing an increase in the authorized number of shares of Series B Junior Participating Preferred Stock of the Corporation, from 95,000 shares to 200,000 shares, all in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, BIOCRYST PHARMACEUTICALS, INC. has caused this certificate to be signed by Alane P. Barnes, its Vice President, General Counsel, and Corporate Secretary, this 5th day of May, 2014.

BioCryst Pharmaceuticals, Inc.

By:	/s/ Alane P. Barnes
	Name:	Alane P. Barnes
	Title:	Vice President, General Counsel, and Corporate Secretary